Exhibit 99.2

Banco Santander Chile 1Q20 Results April 29, 2020

2 2 Important information Banco Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences . Please refer to our 2019 20 - F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles . All figures presented are in nominal terms . Historical figures are not adjusted by inflation . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

3 3 AGENDA COVID19: REGULATORY UPDATE SAN CHILE: BUSINESS GROWTH AND RESULTS SAN CHILE: BALANCE SHEET

4 4 Fiscal measures including an expanded public guarantee scheme for working capital Central Bank is providing liquidity to banks Local regulation has been adapted to address treatment of credit deferrals and guarantees Central Bank, Government and CMF have launched different measures to ensure companies have access to financing Regulatory update

5 5 • Two liquidity programs for banks during 6 months at MPR (0.5%) for up to US$ 24bn in total, conditional on credit growth. • FCIC line : For up to 4 years. Eligible collateral: Standard collaterals, corporate bonds, and high ratings commercial loans • LCL line : For up to 2 years. Constraint: Banks reserves at the Central Bank • Banco Santander Chile has requested a total of US$ 1.4 bn from the LCL at the beginning in April 2020, with the possibility to take down an additional ~US$2.4 bn from the FCIC . • Bank bond purchase program up to US$8 billion (US$5.5 billion outstanding as of March 31,2020) • Suspension of local liquidity requirements for maturity mismatch of 30 and 90 days. LCR limit continues at 70% for 2020. The Central Bank is providing liquidity to banks Regulatory update

6 6 Source: Min Hacienda and Santander Fiscal measures • Expenditure increase : • Health’s budget increased by US$1.5 billion (2% GDP) • Cash transfers (US$ 230) per family for the poorest segments, and allowance per family (US$ 300) during three months for those without formal jobs • Tax cuts and liquidity measures : • Transitory reduction of the stamp tax • Corporate tax provision, VAT and local taxes delayed 3 months • Job protection • Injection of US$ 2bn to the unemployment insurance fund. Salaries paid for by the unemployment insurance for those companies that retain workers. • Capitalization of Banco Estado (US$0.5 bn ) and FOGAPE (US$3bn) Necessary measures to help households and firms Regulatory update

7 7 • COVID - 19 guarantee line : State guarantees for 60 - 85% of working capital loans to companies with annual sales of up to 1,000,000UF (Ch$30 bn ). This is an extension of the current FOGAPE scheme. 1 • FOGAPE ´ s capital increase by US$3bn should allow up to US$24 bn in loans • Maximum loan amount = 3 months of sales • To be paid in 24 - 48 months with 6 month grace period • For clients not more than 30 days overdue as of March 2020 or for SMEs as of October 2019 • Amortizations of existing loans with the same bank will be postponed for 6 months • Working capital line cannot be used to increase investments or pay other debts or dividends State guarantees for working capital lines 99.8% of companies in Chile would be eligible to receive guarantees 1. FOGAPE: State guarantee for funding for small companies Regulatory update

8 8 Source: CMF and Santander CMF announcements to support loan growth during this period • Possibility of deferring payments without being considered a renegotiation x Mortgages and commercial loans: up to 6 months x Consumer: up to 3 months • Phase in of Basel III postponed to December 2021 • Allows 15% of FOGAPE guarantees to be treated as voluntary provision for TIER II calculations • Other initiatives: • Mortgage guarantee surpluses can be used to guarantee loans to SMEs • Modification to the treatment of derivatives (capital charge reduction) So far 800,000 requests to defer payments have been made to the banking system Regulatory update

9 9 AGENDA SAN CHILE: BUSINESS GROWTH AND RESULTS SAN CHILE: BALANCE SHEET COVID19: REGULATORY UPDATE

10 10 21,462 22,032 22,868 23,490 25,258 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Positive evolution of funding mix Ch$bn Total Deposits +17.7% Ch$ bnS 3M20 YoY QoQ Demand deposits 11,048 29.6% 7.3% Time deposits 14,210 9.9% 7.7% Total Deposits 25,258 17.7% 7.5% Mutual funds 1 6,979 20.0% 7.0% Loans/Deposits 2 91.5% LCR 3 205% NSFR 4 109% +7.5% Ch$ bn 3M20 YoY QoQ Individuals 3,951 31.0% 8.3% SMEs 1,794 22.2% 5.7% Retail 5,745 28.1% 7.5% Middle Market 3,098 20.6% 3.9% Corporate (SCIB) 2,040 64.7% 24.3% Total 6 11,048 29.6% 7.3% CLP Time Deposit Cost Evolution 5 Demand deposits by segment 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management, a subsidiary of SAM Investment H oldings Limited. 2. (Net Loans – portion of mortgages funded with long - term bonds) / (Time deposits + demand deposits). 3. LCR calculated following the new local Chilean models 4. Internal methodology and not the local Chilean re gulator’s guidelines still under discussion. 5. Source: CMF. Quarterly Calculation is based on time deposit in CLP average and interest paid on time deposits in pesos. August rate considers the last 3 months 6. Includes non - segmented deposits Balance sheet 2.9% 1.9% 2.8% 2.2% 3.2% 2.3% 2.50% 0.50% Santander Chile BCI Central Bank Rate

11 11 205% 152% 125% 107% 107% 150% Santander Estado Itau Chile BCI Scotiabank 70% Regulatory minimum 141% Average Liquidity coverage ratio 1 Balance sheet Solid levels of liquidity in the system 1. LCR calculated following the new local Chilean models Source : public quarterly liquidity reports provided by each company

12 12 30,600 31,095 31,905 32,732 34,355 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Ch$bn Total Loans +12.3% +5.0% Ch$ bn 3M20 YoY QoQ Individuals 1 19,262 12.3% 2.3% Consumer 5,451 10.8% (1.6%) Mortgages 11,664 12.9% 3.6% SMEs 4,129 7.7% 1.1% Retail 23,390 11.5% 2.1% Middle Market 8,789 11.5% 8.6% Corporate (SCIB) 2,173 36.6% 30.0% Total 2 34,355 12.3% 5.0% Loan growth driven by Corporate and Middle - market 1. Includes other commercial loans to individuals. 2. Includes other non - segmented loans and interbank loans Balance sheet

13 13 2.7% 2.4% 3.1% 2.2% 2.4% 2.8% 2.6% 2.4% 1.9% 1.2% 71% 118% 87% 148% 134% Jan/09 Apr/09 Jul/09 Oct/09 Jan/10 Apr/10 Jul/10 Oct/10 Jan/11 Apr/11 Jul/11 Oct/11 Jan/12 Apr/12 Jul/12 Oct/12 Jan/13 Apr/13 Jul/13 Oct/13 Jan/14 Apr/14 Jul/14 Oct/14 Jan/15 Apr/15 Jul/15 Oct/15 Jan/16 Apr/16 Jul/16 Oct/16 Jan/17 Apr/17 Jul/17 Oct/17 Jan/18 Apr/18 Jul/18 Oct/18 Jan/19 Apr/19 Jul/19 Oct/19 Jan/20 NPL (1) Cost of Risk (3) System Cost of Risk (4) Coverage (2) Caso La Polar Borronazo DICOM Sept 2015:Earthquake in Coquimbo, Chile – 8.3Mw Improving our cost of risk compared to the system Total loans: NPLs, coverage and cost of risk Economic Crisis US and Europe Feb 2010 Earthquake in Maule Chile - 8.8Mw and destructive Tsunami 2014: Changes to provisioning models: Consumer and Commercial 2016: Standard provisioning model for mortgages (B1). Higher provisioning for LTV > 90% July 2019: Standard provisioning model for SMEs (B1) Oct. 2019: Start of social unrest 1. Loans with 90 days or more overdue. 2. Stock of provisions divided by NPLs. 3. Quarterly cost of risk = quarterly provisio n e xpense/ quarterly average loans. 4. Quarterly cost of risk for the banking system. Source: CMF Balance sheet

14 14 A better client mix through derisking Composition of loans to individuals 55.1% 59.4% 61.2% 64.2% 66.4% 69.2% 72.0% 74.9% 37.3% 33.6% 32.5% 30.6% 29.3% 27.8% 26.2% 23.9% 7.6% 7.1% 6.5% 5.4% 4.3% 3.1% 1.9% 1.2% High income Middle income Mass income Balance sheet

15 15 Better performance of evolution of consumer NPLs Consumer NPLs 1 % of loans ; base = 100 as of Dec . 2015 58 147 167 Dec/15 Jun/16 Dec/16 Jun/17 Dec/17 Jun/18 Dec/18 Jun/19 Dec/19 Santander Chile BCI Consumer Impaired loans 2 % of loans ; base = 100 as of Dec . 2015 1. 90 days or more NPLs . 2.Impaired NPLs + restructured loans. Source: CMF 63 91 110 Dec/15 Dec/16 Dec/17 Dec/18 Dec/19 Santander Chile BCI Balance sheet

16 16 Healthy capital ratios BIS Ratio 10.1% 9.7% Dec-19 Mar-20 Core capital 10.2% 9.7% Dec-19 Mar-20 Tier 1 Tier 2 2.6% 12.9% 2.4% 12.7% 2.8% Proposed payout lowered to 30% to face uncertainty and facilitate potential volume growth from Covid - 19 measures. US$200Mn in sub - bonds issued in 1Q20 Balance sheet Core capital Exchange rate effect ~67bp

17 17 AGENDA SAN CHILE: BUSINESS GROWTH AND RESULTS SAN CHILE: BALANCE SHEET COVID19: REGULATORY UPDATE

18 18 Clients: moving forward in our innovations Offer transactional products with access to digital economy Offer differentiated and specialized service to gain loyalty We have announced an investment plan of US$380 million for the period of 2019 - 2021 in technology, branch upgrading and new products and services. Challenge Approach Increase SME access to banks and to digital economy Acquiring Continue expanding cross - selling with our clients with better products Wealth management Launch of the first Insurtech company in Chile in April 2020 New private banking model to be launched 1H20 Progess More than 26,000 clients, with official launch in April 2020 Agreement with Evertec . First operation in Dec. 2019. Operations begin 1H20 Transaction complete. Acquired in November 2019 Over 136,800 new clients, including 58,000 through Life Reactivate loan growth within mass segment Enter the car loan market, creating synergies with other bank products, creating synergies with other bank products Business growth and results

19 19 Despite the Covid - 19 crisis, the Bank is open for business Business growth and results Open for business Supported by digital banking 1 Branches Over 80% open 9am – 2pm Contact center: 80% open ( including home office) Tele - working +6,500 employees 95% of our central offices N ° of transactions In branches : - 13.2% Online: +7.4% +22.2% N ° of digital clients +8.7% N ° of purchases online 1. 1Q20 vs. 1Q19 We will be investing more rapidly in automatization and digitalization of loan approvals for SMEs given the strong demand expected 1,076,937 1,316,45 2 Mar/19 Jun/19 Sep/19 Dec/19 Mar/20 Digital clients +22.2%

20 20 Dec/18 Mar/19 Jun/19 Sep/19 Dec/19 Mar/20 New Current accounts Cuenta Life Superdigital 42,312 Record account openings in the quarter During the 1Q20 we opened 115% more accounts than in 1Q19 despite the social conflict and coronavirus, reflecting the strength of our brand and digital channels Quarterly new gross accounts 1. Include current accounts, Life and Superdigital . First quarter of 2020 is data from January and February 2020 quartered. 2. Market share with information published by the CMF 22% Market share of current accounts 2 95.0 49.4 45.6 34.1 15.7 56.1 38.3 27.4% 14.2% 13.1% 9.8% 4.5% 16.2% 11.0% -5.00% 0.00% 5.00% 10.00% 15.00% 20.00% 25.00% 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 90.0 100.0 New current accounts Market share Current account openings 12M19 2 27% Market share of current account openings 2 Business growth and results 40,703 47,128 84,447 74,617 87,842 +18% +115%

21 21 Reaching Top 1 in Net Promoter Score 40 41 34 23 23 18 39 39 33 23 10 9 Santander Competitor 1 Competitor 2 Competitor 3 Competitor 4 Competitor 5 Net Promoter Score (NPS) Joint Top 1 Source: Study by Activa for Santander with a scope of 60,000 surveys to our own clients and over 1,200 surveys to each competitor’s clients in the si x month period ended March 31, 2020 and December 31, 2019. Measures the Net Global Satisfaction and Net Promoter Score in three main aspects: service quality, produc t q uality, and brand image. % of clients that value with grade 6 and 7 subtracted by clients that value with grade 1 through 4. Audited by an external provider. 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 Business growth and results

22 22 Higher inflation and lower cost of funds drives recovery in NIMs Net interest income Ch$ bn 3M20 YoY QoQ Net interest income 388 20.3% 3.3% Average interest - earning assets 36,920 11.6% 3.1% Average loans 33,575 10.2% 7.0% Interest earning asset yield 3 6.9% +137bp - 6bp Cost of interest bearing liabilities 4 2.7% +99bp - 9bp NIM YTD 4.2% +31bp 4.4% 3.9% 4.4% 4.0% 4.2% 4.2% 2.75% 3.00% 2.50% 2.00% 1.75% 0.50% 0.8% 0.0% 1.2% 0.5% 0.9% 1.0% -0.50% 0.50% 1.50% 2.50% 3.50% 4.50% 5.50% 6.50% -0.1% 0.9% 1.9% 2.9% 3.9% 4.9% 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 NIM (1) MPR (2) UF NIM 1 & Inflation 1. Annualized Net interest income divided by average interest earning assets. 2. MPR: Monetary Policy Rate. 3.Annualized gros s i nterest income divided by average interest earning assets. 4. Annualized interest expense divided by sum of average interest bearing liabilities and demand deposits. Business growth and results

23 23 Positive evolution of asset quality post social unrest 1. Provision expense annualized divided by average interest earning assets . 2 . Adjusted cost of risk for the change in the provisioning model for SMEs for Ch$ 31 billion in 3Q19 and Ch$16 billion in additional provisions for consumer in 4Q19. % Cost of risk 1 Provision for loan losses Ch$ bn 3M20 YoY QoQ Gross provisions and write - offs (124,956) 28.0% (26.8%) Recoveries 22,086 3.6% 18.7% Provision for loan losses (102,870) 34.9% (32.3%) Cost of risk (YTD) 1 1.23% 1.0% 1.0% 1.5% 1.9% 1.2% 1.1% 1.7% 1Q19 2Q19 3Q19 4Q19 1Q20 Cost of risk Adjusted cost of risk 2 Business growth and results No material impact for Covid - 19 yet

24 24 Ch$bn 70.7 68.0 71.7 76.7 74.4 38.8 49.0 64.7 54.4 22.8 1Q19 2Q19 3Q19 4Q19 1Q20 Net fee income Financial trx Fees & financial transaction Non - interest income : Client driven 109.5 117.0 136.4 Ch$ bn 3M20 YoY QoQ Client 30.4 0.5% (13.3%) Non - Client (7.6) (188.1%) (139.1%) Total 22.8 (41.2%) (58.0%) Fees Financial transactions , net 131.1 97.3 - 11.2% Business growth and results Ch$ bn 3M20 YoY QoQ Retail 58.3 2.0% (3.5%) Middle Market 10.7 8.0% 4.2% Corporate 6.4 (15.3%) (22.9%) Subtotal 75.5 1.1% (4.5%) Others (1.1) (73.4%) (54.7%) Total 74.4 5.3% (3.0%)

25 25 180 192 189 189 191 42.5% 40.3% 39.3% 38.3% 40.6% 30.0% 35.0% 40.0% 45.0% 50.0% 55.0% 60.0% 0 50 100 150 200 250 300 1Q19 2Q19 3Q19 4Q19 1Q20 Expenses Efficiency Operating expenses Investing to improve productivity and efficiency Ch$bn Ch$ bn 3M20 YoY QoQ Personnel expenses 99.8 5.6% (5.7%) Administrative expenses 63.6 7.2% 14.5% Depreciation 27.7 5.9% 0.2% Operational expenses 1 191.2 6.2% 1.1% Efficiency ratio 2 40.6% - 195bp +234bp Costs / assets 1.4% - 42.5bp - 12bp 1. Operational expenses exclude impairment and other operating expenses. 2. Efficiency ratio: operating expenses excluding impairment / financial margin + fees + financial transactions and net other operating income +1.1% Business growth and results

26 26 1Q20 results reflect strong core banking franchise x The Central Bank and CMF have launched a series of initiatives that will help to maintain liquidity and capital levels. Measures are also coming to give people relief, which will help asset quality x Strong deposit growth in the quarter. High liquidity levels. x Capital ratios are healthy. Payout lowered to 30% to assure good core capital levels and to support loan growth x Loan growth centered on medium and larger corporates with renegotiation program for individuals and SMEs x Client growth has remained strong through digital channels driving fees and client treasury income x Solid efficiency levels in the quarter Conclusions

Thank you . Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: